Exhibit 21.1
List of Subsidiaries of
GRAIL, Inc.

Name	Jurisdiction of Incorporation or Organization
Grail (BVI) Limited	British Virgin Islands
Grail Bio UK Limited	United Kingdom
Grail Hong Kong Limited	Hong Kong
Grail Limited	Hong Kong